April 23, 2019

Tim Shannon
President, Director and Chief Executive Officer
24/7 Kid Doc, Inc.
8269 Burgos Ct.
Orlando, FL 32836

       Re: 24/7 Kid Doc, Inc.
           Amendment No. 1 to Form 10-12G
           Filed April 1, 2019
           File No. 000-27251

Dear Mr. Shannon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 1. Description of Business
Operations, page 4

1. Please elaborate upon the status of your Telemedicine Care Center and what additional steps, if any, will be taken by you in order for the care center to be fully operational. If you require additional cash resources to fully establish this care center, please disclose how you intend to procure such resources or finance such costs. Marketing Strategy, page 5

2. We note your disclosure that, "[i]n order to operate and ensure that insurance providers can be appropriately billed, [you] require a Medicaid license in a State that has a telemedicine parity law," and that you "are currently applying for a Medicaid license in
      Florida and Georgia." However, the description of your business on page 4 suggests that
 Tim Shannon
FirstName LastNameTim Shannon
24/7 Kid Doc, Inc.
Comapany Name24/7 Kid Doc, Inc.
April 23, 2019
April 2 2019 Page 2
Page 23,
FirstName LastName
         you are currently providing telemedicine services. You also disclose in your discussion of your "Capital and Source of Liquidity" that "[you] believe [y]our cash on hand and cash generated from operations will be sufficient to conduct operations through December 31,
         2019." Please clearly disclose throughout your filing whether you are currently operating. If you are not currently operating, please tell us how you expect to generate cash from operations sufficient to operate through December 31, 2019.
3. Please provide support for your statement that "[t]he trend is moving toward all insurance companies in all states covering telemedicine, as it represents significant savings to the insurance companies, Medicare, and Medicaid."
4. We note your disclosure that "[you] are currently seeking help in Congress to set a national parity measure." Please briefly describe the steps you have taken to seek this national parity measure.
Item 2. Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 7

5. We note that certain of your disclosures within management's discussion and analysis of results of operations and financial condition present information that differs from that seen on the face of your audited financial statements. As examples only and not an inclusive list, your disclosure in the last paragraph on page 7 states that you had net cash used in financing activities of $1,574 for the year ended December 31, 2018 while your financial statements indicate you had net cash provided by financing activities of $119,295, and the first paragraph under the heading "Results of Operations" on page 8 states that you had a net loss of $60,506 for the year ended December 31, 2018 while your financial statements indicate you had a net loss of $61,363. Please carefully review the disclosures in this section of your filing and revise as necessary to disclose information that is consistent with your audited financial statements.
Results of Operations, page 8

6. Please elaborate upon the $1,404 you received from the sale of supplies to clarify whether this amount reflects the receipt of revenue and, if so, how the receipt of revenue fits into your business model, considering you state elsewhere that you intend to generate revenue by providing services but are unable to generate revenue at this time. Controls and Procedures, page 10

7. We note you have elected to include your managements' assessments regarding the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting in your registration statement. You disclose in the third paragraph on page 11 that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2018 and concluded that it is effective. However, the fifth paragraph on page 11 refers to both 2015 and 2018, and states that, based on your
 Tim Shannon
FirstName LastNameTim Shannon
24/7 Kid Doc, Inc.
Comapany Name24/7 Kid Doc, Inc.
April 23, 2019
April 3 2019 Page 3
Page 23,
FirstName LastName
         assessment, you concluded that your internal control over financial reporting was not effective, and that a material weakness existed as of December 31, 2018. If you continue to elect to disclose management's assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting, please respond to the following comments:

             Please revise your disclosure to clarify your managements' conclusions regarding whether your internal controls over financial reporting were effective or not effective as of December 31, 2018. In this regard, your management may not conclude that your internal control over financial reporting is effective when an unremediated material weakness exists at the evaluation date.

             Please disclose whether your management or your auditor identified the material weakness, when the material weakness was discovered, and what steps you have taken or plan to take to mitigate the material weakness.

             You refer under "Evaluation of Changes in Internal Controls over Financial
             Reporting" to an evaluation that occurred during the fourth quarter of 2015, and a material weakness that existed as of December 31, 2018. Please revise to consistently describe the evaluation performed and any material weaknesses that existed as of
             December 31, 2018.

             Please revise your disclosure to better clarify which framework you used to assess the effectiveness of internal control over financial reporting. Please note that the 2013
             COSO framework superseded the 2006 Guidance for Smaller Public Companies; refer to current COSO frameworks at www.coso.org.

             Lastly, please tell us in more detail how your management, under the supervision of your CEO and your CFO, were able to conclude your disclosure controls and procedures were effective as of December 31, 2018, in light of the material weakness you identified in your internal control over financial reporting. We note you describe this material weakness as "limitations in . . . [your] capacity . .. . to identify and react in a timely manner to certain transactions as well as the adequate understanding of the disclosure requirements related to these transactions."
Item 6. Executive Compensation, page 14

8. We note your disclosure that, during the year ended December 31, 2017 you accrued
         $60,000 of compensation to your President and CEO, and beginning in October 2018, you began paying compensation to your President and CEO of $5,000 per month. Please provide the disclosure required by Item 401(m) of Regulation S-K. In this regard, we note that tables or columns may be omitted only if there has been no compensation awarded to,
 Tim Shannon
FirstName LastNameTim Shannon
24/7 Kid Doc, Inc.
Comapany Name24/7 Kid Doc, Inc.
April 23, 2019
April 4 2019 Page 4
Page 23,
FirstName LastName
         earned by, or paid to any named executive officers, and it appears from your disclosure that your President and CEO received compensation for your 2017 and 2018 fiscal years.
Item 7. Certain Relationships and Related Transactions, page 15

9. We note your disclosure that, "[i]n November 2017, the president, a board member and one shareholder purchased a total of 1,700,000 shares of common stock at $0.01 per share," and in October 2018, you issued 1,000,000 shares of preferred stock to your president in exchange for $40,000 of accrued compensation, but you do not disclose the name of each related person, as required by Item 404(a)(1) of Regulation S-K. However, you disclose in "Recent Sales of Unregistered Securities" that, in December 2017, the board authorized the issuance of 1,700,000 shares to Dr. Benitez, Tim Shannon, and Ken
         Scott, and that, in September of 2018, the board issued 1,000,000 shares of preferred stock to Tim Shannon in exchange for $40,000 of unpaid accrued compensation. Please clarify whether the transactions disclosed in these two sections are the same, and, if so, revise for consistency of the dates of the transactions. If these are different issuances, please revise the disclosure of your related party transactions to include the December 2017 transaction and the September 2018 transaction, and to identify the parties involved.
Item 11. Description of Securities, page 16

10. Please revise this disclosure to disclose the rights of any other authorized class of securities, such as your preferred stock, if such securities materially limit or qualify the rights of your common stock. Refer to Item 202 of Regulation S-K. Financial Statements
Balance Sheet, page 21

11. Please reconcile for us the number of common shares issued and outstanding at each of
         December 31, 2018 and 2017 as seen on the face of your Balance Sheets with the number of shares seen on the face of your Statements of Stockholders' Equity (Deficit). As one example only and not an inclusive list, your equity statement indicates that you had 49.8 million common shares issued at December 31, 2017, while your balance sheet appears to indicate you had 51.8 million common shares issued at December 31, 2017. Please similarly reconcile for us the number of treasury shares outstanding at December 31, 2017 as seen on the face of your Balance Sheet with the number of treasury shares outstanding at December 31, 2017 as seen on the face of your Statements of Stockholders' Equity
         (Deficit).
Note 4. Notes Payable, page 29

12. We note your disclosure that your promissory notes payable are convertible into shares of your common stock during the term of the loan. Please expand your footnote disclosure to describe the terms of this debt including the conversion feature. Please refer to ASC
         470-20 and ASC 505-10-50-3.
 Tim Shannon
24/7 Kid Doc, Inc.
April 23, 2019
Page 5
Note 6. Stockholders' Deficit, page 29

13. We note that, in your Form 10-12G filed on February 27, 2019, you included disclosures in Note 5 to your financial statements for the nine months ended September 30, 2018 indicating that the preferred shares you issued on September 12, 2018 were convertible for a period of one year, at the rate of 10 shares of Common stock for each share of preferred stock. However, your current filing does not include this disclosure. Please expand your footnote disclosures to describe the material terms of your preferred stock, including redemption, dividend and conversion features, if any. Please refer to ASC 505-10-50-3 through 50-5.
14. Please note that the description of each line item in your Statements of Stockholders'
      Equity (Deficit) is truncated and not fully visible. Please revise your statements of stockholders' deficit or the related footnotes to your financial statements to explain the $53,703 and $20,000 increases in additional paid in capital during the year ended
      December 31, 2018.
Exhibits

15.   Please file your Articles of Incorporation as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer
Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at 202-551-2545 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameTim Shannon
                                                             Division of
Corporation Finance
Comapany Name24/7 Kid Doc, Inc.
                                                             Office of Consumer
Products
April 23, 2019 Page 5
cc:       Jody Walker
FirstName LastName